

05040308

SECUR... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SinoPac Financial Services (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18645 E. Gale Ave. Suite 230
(No. and Street)

City of Industry	California	91748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Tien 626-363-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harry C. Lin, CPA, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

17890 Castleton St., Suite 102	City of Industry	California	91748
(Address)	(City)	(State)	(Zip Code)


PROCESSED
APR 04 2005
THOMSON
FINANCIAL
RECEIVED
FEB 24 2005
179

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene Hong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SinoPac Financial Services (USA) Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HELEN LEE
COMM. #1539596
Notary Public - California
Los Angeles County
My Comm. Expires Dec. 30, 2008
NR01
NR01

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRY C. LIN, CPA
A Professional Corporation

17890 Castleton Street, Suite 102, City of Industry, CA 91748
www.harrylincpa.com

Harry C. Lin, MBA, CPA
Winston C. Yen, CPA

Tel. 626-810-3403
Fax. 626-810-2450
Member Firm of AICPA

To the Board of Directors
SinoPac Financial Services (USA) Ltd.

We have audited the accompanying statement of financial condition of SinoPac Financial Services (USA) Ltd. (the "Company") as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedules of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2003, were audited by other auditors whose report dated February 24, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards equire that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harry C. Lin, CPA. A Professional Corporation

Harry C. Lin, CPA, A Professional Corporation
City of Industry, California
January 10, 2005

SinoPac Financial Services (USA) Ltd.
Statement of Financial Condition
December 31, 2004

	Note		Amount
Assets			
Cash	2	$	1,087,790
Commission Receivable	2, 3		91,342
Prepaid Expense			44,976
Deposit with Clearing Organization			100,000
Property, net of accumulated depreciation of $61,197	2, 4		191,664
Software, net of accumulated amortization of $46,607	2, 4		265,805
Security Deposit			8,083
Deferred Tax Assets	2, 6		44,805
Total Assets		$	1,834,465
Liabilities and Shareholder's Equity			
Liabilities			
Commission Payable	2, 3	$	45,207
Accrued Expense and Other Current Liabilities			165,445
Due to Affiliate	9		337,474
Deferred Tax Liability	2, 6		13,454
Total Liabilities			561,580
Commitment and Contingencies	5		-
Shareholder's Equity			
Common Stock, $10 par value, 10,000 shares authorized and 2,500 shares issued and outstanding as of December 31, 2004			25,000
Additional Paid-in Capital			679,523
Retained Earnings			568,362
Total Shareholder's Equity			1,272,885
Total Liabilities and Shareholder's Equity		$	1,834,465

NOTE 1. ORGANIZATION

SinoPac Financial Services (USA) Ltd. (the Company), formerly known as FENB Securities, Inc., was originally established as a wholly-owned subsidiary of Far East National Bank (FENB), a corporation controlled and owned by SinoPac Bancorp (Bancorp). Bancorp is in turn a wholly-owned subsidiary of SinoPac Financial Holdings Co. Ltd. of Taiwan (SinoPac Taiwan). The Company commenced operations on July 1, 2001 after registering with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934. On January 15, 2004, 100% of the common stock of the Company was sold by FENB to Bancorp for $1,250,000. Subsequent to the ownership change, the Company filed a name change in August 2004 to replace the name of FENB Securities, Inc. with SinoPac Financial Services (USA) Ltd. The Company is a California corporation.

As a member of the National Association of Securities Dealers, Inc. (NASD), the Company engages in securities introducing brokerage and sale of securities and insurance products, such as mutual funds and fixed and variable annuities. In addition, the Company sells insurance products not registered with the SEC to non-U.S. citizens.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities and Exchange Act of 1934 for brokers and dealers of securities.

(b) Revenue Recognition

Securities transactions for the accounts of the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities and principal trading transactions are recorded on a trade-date basis. Commission revenue and expense related to customers' annuities and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis when realization is probable and the amount can be reliably estimated, usually at the time when completed annuities or life insurance policy application is submitted to the policy carrier.

(c) Cash

Cash consists primarily of cash in interest bearing and non-interest bearing bank accounts and petty cash held on hand.

(d) Commissions Receivable and Payable

Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

(e) Deposit with Clearing Organizations

The Company is required to maintain a reserve balance with its main clearing agent in order to conduct securities transactions. A reserve balance of $100,000 is maintained with this clearing agent at December 31, 2004.

(f) Property, Software, and other Long-Lived Assets

Property and equipment are carried at cost. Depreciation of furniture and equipment is calculated using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of useful lives or the term of the respective leases. Capitalizable software costs are amortized under the straight-line method over three years.

The Company periodically evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long Lived Assets*," based on the estimated cash flows to be generated by the related assets. In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to be determined if a write-down is necessary. As of December 31, 2004, no write-down of such value impairment was recorded.

(g) Income Taxes

The Company is included in the consolidated federal income tax and the California franchise tax returns filed by the Bancorp. The Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's balance sheet or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

(h) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with one clearing broker-dealer. For customers' securities and cash held in custody by the clearing broker-dealer, any loss resulted from the failure of performance by the clearing broker-dealer is insured first by the Securities Investor Protection Corporation (SIPC) up to $500,000, then covered fully by the clearing broker-dealer's commercial insurer.

The Company's cash balances are maintained at various FENB bank accounts, which are insured by Federal Deposit Insurance Corporation (FDIC) up to $100,000 in each bank account. As of December 31, 2004, the Company's FDIC uninsured cash balance was in the amount of $887,781. The Company has not experienced any loss resulting from insufficient deposit insurance coverage and does not anticipate such loss in the future.

(i) Other Comprehensive Income

The Company adopted provisions under SFAS No. 130 *"Reporting Comprehensive Income,"* which is effective for fiscal years beginning after December 15, 1997. This statement prescribes standards for reporting comprehensive income and its components. The company currently has no items of other comprehensive income.

(j) Use of Estimates

The preparation of financial statements under the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities , as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

NOTE 3. COMMISSION RECEIVABLE

Commission receivable consists receivable from clearing broker-dealer for introducing brokerage activities and insurance companies for annuity and insurance solicitation. As of December 31, 2004, the account consisted of the following:

		Amount
Commission receivable from clearing broker-dealer	$	34,151
Commission receivable from insurance companies		57,191
	$	91,342

NOTE 4. PROPERTY & SOFTWARE

Amounts included in the property at December 31, 2004 consist of the following:

		2003
Computer Equipment	$	82,642
Furniture and Fixture		77,298
Office and Other Equipment		66,618
Leasehold Improvement		26,303
		252,861
Less: Accumulated Depreciation		(61,197)
	$	191,664

The Company has also developed a computer software as a trading and information platform for its securities and financial products customers. Capitalized software development cost and related accumulated amortization as of December 31, 2004 were $310,412 and 46,607, respectively.

NOTE 5. COMMITMENTS AND CONTINGENCIES

On July 29, 2003 the Company entered into an operating lease for its City of Industry, California office facility. In July of 2004, the Company expanded its office space by taking up additional vacant square footage from an adjacent suite in the same building and modified the 2003 lease. The new lease term commenced on July 20, 2004 and will expire on June 30, 2009.

The Company has also entered into several operating lease for office equipments with various terms and expiration dates.

As of December 31, 2004, the estimated annual rental commitments for the next five years are as follows:

Year ended December 31		
Year 2005	$	131,767
Year 2006		131,767
Year 2007		130,852
Year 2008		124,409
Year 2009 and thereafter		62,204
	$	580,999

SinoPac Financial Services (USA) Ltd.
Notes to Financial Statements
December 31, 2004

NOTE 6. INCOME TAXES

As of December 31, 2004, provision for income taxes consisted of the following:

		Amount
Current		
Federal	$	87,500
State		24,900
Subtotal		112,400
Deferred		
Federal		6,923
State		(2,119)
Subtotal		4,804
Total	$	117,204

The tax effects of deductible (taxable) temporary differences which give rise to significant portions of deferred tax assets (liabilities) as of December 31, 2004 are as follows:

		Amount
Deferred Tax Assets		
Accrued vacation	$	4,099
Accrued rent		15,806
State income tax		24,900
Total Deferred Tax Assets	$	44,805
Deferred Tax Liabilities		
Depreciation	$	(13,454)
Total Deferred Tax Liabilities	$	(13,454)

Realization of deferred tax assets is contingent upon future taxable earnings. The deferred tax assets are expected to be fully realized; therefore, no valuation allowance is provided as of December 31, 2004.

During the year ended December 31, 2004, the Company paid $515,000 to its former parent company, FENB, for its share of allocated income tax liabilities for tax years 2001 to 2003.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company participates with FENB and certain affiliates in a Section 401(k) defined contribution plan in which all employees of the Company may elect to enroll at the beginning of each month, provided that they have been employed for at least three months prior to the enrollment date and have reached the age of 21. Employees may contribute up to 15% of their annual salary, with the Company matching up to 3% of the employee's contribution. The Company's share of employer contribution to the plan for the year ended December 31, 2004 was in the amount of $18,113.

NOTE 8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires it to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 for the first year in operations and 15 to 1 thereafter. At December 31, 2004, the Company was in compliance with all such net capital requirements and had net capital of $717,553, which was in excess of its required net capital of $50,000 by $667,553. The Company's ratio of aggregate indebtedness to net capital was 0.78 at December 31, 2004.

NOTE 9. RELATED PARTY TRANSACTIONS

(a) Related Party

Name of Related Parties	Description
SinoPac Bancorp (Bancorp)	A holding company controlling 100% of the outstanding shares of the Company as of December 31, 2004
SinoPac Financial Holdings Co. Ltd. (SinoPac Taiwan)	The ultimate holding company of Bancorp
Cyberpac Holdings Ltd., BVI (Cyberpac)	An affiliate controlled by SinoPac Taiwan
Far East National Bank (FENB)	An affiliated federal savings bank controlled by Bancorp
SinoPac Securities Ltd. (SinoPac Securities)	An affiliate controlled by SinoPac Taiwan

(b) Related party transactions for the year ended or as of December 31, 2004

(i) Referral fee expense

Related Party		Amount
Cyberpac	$	536,373
FENB		73,428
SinoPac Securities		6,687
Total	$	616,488

(ii) Due to affiliate for allocated consolidated income tax liabilities

Related Party		Amount
FENB	$	202,732

(iii) Accrued referral fee payable

Related Party		Amount
Cyberpac	$	114,378
FENB		20,364
Total	$	134,742

(iv) Deposit in bank account

Related Party		Amount
FENB	$	1,087,781